November 10, 2005

Mail Stop 4561

Lee A. Kennedy
Chairman and Chief Executive Officer
Certegy, Inc.
100 Second Avenue South, Suite 1100S
St. Petersburg, FL 33701

Re:	Certegy, Inc.
		Preliminary Schedule 14A
      Filed October 12, 2005
		File No.  001-16427

Dear Mr. Kennedy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Schedule 14A

General
1. Please provide references to other proxy statements filed in connection with this transaction. Refer to Rule 14a-5(c).
2. We note that your form of proxy includes discretionary authority to vote on any matter properly raised at the special meeting, including adjournment. Please tell us how this comports with the requirements of Rules 14a-4(c) and (d). Also, please note that if the proxies are to be used to vote in favor of adjourning the meeting in order to solicit additional votes necessary to approve the merger you must include a separate box on the proxy card expressly granting this authority.

3. As soon as the merger becomes effective please file an Item 4
8-K
that provides the disclosures required by Item 304 of Regulation
S-K
for the change in independent accountants.

Proxy Statement Cover Page - Shareholder Letter

4. Please disclose the exchange ratio and disclose here and in the summary the dollar value of the common stock to be issued in the merger per share as a result of the exchange ratio.

5. Please revise to list the ticker symbols and the exchange on which shares of Certegy and Fidelity National Financial ("FNF") trade and the prices of each on the day immediately preceding the public announcement of the merger.

6. Please disclose here and in the summary the aggregate dollar consideration to be paid to shareholders of Fidelity National
Information Services, Inc. ("FIS").
7. Please revise to disclose the vote required to approve the merger.

Questions and Answers About the Merger and the Special Meeting,
page
1
8. Please revise so that your Q&A and Summary Term Sheet sections, which we view as together constituting the summary term sheet required by Item 1001 of Regulation M-A, begin on the first or second page of the disclosure document. Refer to Item 14(b)(1) of Schedule
14A and Item 1001 of Regulation M-A. Please note that we will view your current letter to stockholders and notice of special meeting as being part of the disclosure document for purposes of Item 1001 of Regulation M-A if those documents are included as part of the bound disclosure document in the form that it is delivered to stockholders.
Please also revise to eliminate any redundant disclosures between the
Q&A and Summary Term Sheet sections.
9. In the first answer on page 1, please make it clear that the merger will be treated as a reverse acquisition for accounting purposes. Also, here and on page 6, please quantify in total and on a per share basis the consideration being paid to shareholders of FIS following the issuance of the special dividend and in light of assumed debt.
10. In the first answer on page 2, please quantify the dilutive effect of the acquisition on current Certegy shareholders.
11. In the second answer on page 2, please quantify the dilutive effect of future issuances pursuant to the amended stock plan.
12. In the first answer on page 3, please clarify the impact of not submitting a proxy at all. It appears to us that such shareholders would not be considered "at the special meeting," which-assuming they would have voted against any of the proposals-could have a material impact on the outcome.

Summary of the Merger, page 5
13. Please revise the first paragraph to indicate that the summary includes the material terms of the proposals, as opposed to "selected information." Refer to Item 1001 of Reg. M-A.
14. Please consider disclosing relevant website addresses here.

15. The summary should contain a separate discussion of the potential benefits and detriments of each of the proposals to be voted upon. The discussion should be presented in a balanced format, including a discussion of the benefits to be received in the transaction by insiders and the consequent effect of the proposed transactions on non-affiliated stockholders. The disclosure should highlight the disadvantages and adverse consequences associated with each proposal.

The Merger, page 6

Shares of Certegy Common Stock Will Be Issued to FIS Stockholders in the Merger, page 6

16. Please revise to summarize all bases considered in determining the number of shares of Certegy common stock to be issued in the exchange.
17. Please revise to the ticker symbol of the stock and the price of the common stock as of the latest practicable date.

Certegy Will Pay a Special Dividend..., page 6

18. Please explain briefly how the special dividend was determined.

Matters to be Considered in Deciding How to Vote, page 7
19. Where relevant, please discuss the potential impact on future dividends of the new financial covenants to which Certegy will be subject as a result of the merger and any new dividend policies the combined entity may adopt. Also, please discuss separately the debt obligations of the combined entity. Refer to Item 1006(a)(3) of Regulation M-A.
20. Where relevant please discuss the potential for share sales following the merger and the lockups to which the parties are subject.

Certegy`s Financial Advisors Have Provided..., page 7
21. Briefly summarize the conflicts of interest outlined by the investment bankers in their fairness opinions, especially
Citigroup`s
interest in the successful completion of the merger.

Certegy`s Directors and Executive Officers..., page 7
22. Please summarize briefly the ways in which your officers and directors will benefit as a result of the merger, quantifying the benefits to the extent possible.

Comparative per Share Data, page 15
23. Please refer to Item 1010 of Regulation S-K and tell us why you have presented cash dividends declared per share on a pro forma basis.

Market Price Data and Dividend Policy, page 16
24. Please indicate the number of common shares outstanding for Certegy as of the most recent practicable date. Refer to Item
1002(b) of Regulation M-A.

Risk Factors, page 18

Risks Relating to the Merger, page 18
25. Please add a risk factor discussing the transfer of significant debt to Certegy.

The combined company could have conflicts with FNF..., page 19
26. Please identify all directors and officers of Certegy who will hold interests in FNF or its affiliates following the merger. Also, please disclose the amount of time that Mr. Foley intends to devote to each entity with which he will be involved. Finally, given the size of the companies Mr. Foley will be chairing and managing, please discuss risk that the companies will not receive adequate oversight.
Elsewhere in your proxy, please explain the basis for your belief that Mr. Foley will in fact be able to provide the necessary level of oversight.

Certegy`s directors and executive officers have interests in the merger in addition to those of the Certegy`s shareholders, page 20

27. Please disclose the aggregate dollar amount of severance payments, deferred compensation, and payments under new employment agreements that may be paid to the executive officers as a result of the mergers.

Failure to complete the merger could cause Certegy`s..., page 21
28. Please expand your disclosure to discuss Certegy`s obligations to pay up to $10 million in merger-related costs incurred by FIS and quantify costs incurred to date.

Sales of combined company shares by former stockholders..., page
22
29. Please quantify the number of shares that will enjoy registration rights. Also, in a separate risk factor, discuss risks associated with issuances under your amended stock incentive plan and the acceleration of grants under FIS`s 2005 incentive plan.

Risks Related to FIS`s Business, page 22
30. Please discuss risk related to quality control concerning the outsourcing of key development functions to overseas facilities.
31. Please discuss risk related to your cross-selling efforts, especially as cross-selling has been identified as a key benefit of the proposed transaction.

If management of the combined company or its auditors..., page 24
32. Please revise the heading to reflect the disclosure regarding the material weaknesses identified in connection with FIS`s internal control over financial reporting or provide separate risk factor disclosure for this risk.

If FIS were to lose any of its largest..., page 25
33. Please identify any other customers-or groups of related customers-that account for a material portion of your revenue.
Please discuss the termination provisions contained in any contracts you may have with Wells Fargo or other key customers.

The Merger, page 34
34. Where relevant, please provide an itemized list of expenses related to the merger. Refer to Item 1007(c) of Regulation M-A.

Background of the Merger

35. Please expand your disclosures regarding the discussions that were conducted with other potential financial buyers to briefly describe the terms of the alternative transactions that were discussed with those parties, even if those discussions did not produce any definitive offers and the reasons such alternatives were rejected.
Certegy`s Reasons for the Merger..., page 38
36. Please include a discussion of the specific financial benefits that you believe the combined entity will enjoy and the bases of your beliefs. These benefits include, from your Form 8-K filed September
15, 2005:
* that the combined entity will have a $4 billion in annual "run-rate" revenue and $1 billion in annual "run-rate" EBITDA;
* that the combined entity will have "strong organic growth potential" and "significant and unique revenue synergies;"
* that the combined entity will achieve $50 million in "cost synergies" over a 12- to 18-month period (and please explain how you intend to reach this target); and
* that the transaction is 16% accretive on a cash (as opposed to a GAAP) basis to your shareholders based on trailing 12 months earnings.
37. Please discuss your consideration of the fact that the combined entity may no longer choose or legally-under terms of debt instruments-be able to issue dividends.
38. Please discuss your consideration of the fact that on a pro forma basis the company`s earnings per share would have been significantly less in both the most recent period and in 2004. Further, please discuss your considerations of the significant difference in book value between you and FIS.

Opinions of Certegy`s Financial Advisors..., page 41

39. For each advisor, please provide the disclosure required by Items
1015(b)(2), (3) and (5) of Regulation M-A.
40. Please provide us with copies of any materials prepared by your financial advisors in connection with their fairness opinions, including, among other things, any "board books," drafts of fairness opinions provided to you, and any summaries of presentations made to you.
Financial Analyses, page 42

Transaction Overview and Indicated Transaction Multiples, page 43
41. Please explain how the illustrative values compare to value used to determine the actual exchange ratio.

Selected Companies Analysis, page 43
42. Please quantify results of the selected company, precedent transaction and discounted cash flow analyses performed by Citigroup and the premium and public trading analyses performed by Deutsche
Bank.

Interests of Certain Persons in the Merger That Are Different from Your..., page 57

Change in Control Agreements, page 59
43. Please quantify separately the benefits to be received by each of your non-named executive officers under these change in control agreements. We have the same comment with respect to the annual incentive plan payments, discussed on page 62.

New Employment Agreements, page 59
44. Please quantify, using the same methodology employed in your discussion of the change in control agreements, the benefit Mr.
Kennedy and Mr. Carbiener would have received had they not elected to enter into new employment agreements with you.

Accelerated Vesting of Equity Compensation Awards, page 61
45. Please quantify separately the unvested equity awards for each of your non-named executive officers. Also, please explain briefly what you mean by the equitable adjustment of stock options and restricted shares following the payment of the special dividend.

Certegy Supplemental Executive Retirement Plan, page 61
46. Please quantify separately, as of the most recent practicable date, the payments these executives would be entitled to in the event of termination.

Certegy Deferred Compensation Plan, page 62
47. Please identify and quantify the benefits to be received by each executive who elected to have his account distributed upon a change in control. Also, please identify the remaining executives participating in this plan and quantify, as of the most recent practicable date, the amount you would have to place in trust for each of them in order to satisfy your obligations under this plan. Finally, please describe briefly how and when the trust funds would be distributed to these executives.

Certegy Executive Life and Supplemental Retirement Benefit Plan and..., page 62
48. Please quantify separately the amounts to be paid into trust in order to satisfy your obligations to each of your non-named executive officers under these plans.

The Merger Agreement and Related Documents, page 67
49. Please remove the qualification contained in the third paragraph.
It is not consistent with your obligation to give shareholders all material information concerning the merger agreement. You may note specific qualifications of representations and warranties as needed, beginning on page 73.

Other Agreements, page 80
50. Please elaborate on the last bullet point in this section, appearing on page 81, and the sixth bullet point on page 82.

Conditions to the Merger, page 81
51. Please identify representations and warranties that must be strictly satisfied.

Business of Fidelity National Information Services, Inc., page 94
52. Please update your disclosure to reflect the third-quarter results of FIS. Also, for each segment, please provide a measure of profit or loss in addition to total revenue.
53. Where relevant, please discuss FIS`s relationship following the merger with competitors of Certegy, if any.

Overview, page 94
54. Please provide us with support for the statistical claims made in this section and disclose a relevant time period.

Industry Background, page 94
55. Please provide us with support for the claims made in this section, including the "trends" identified on page 95.

Competitive Strengths, page 96
56. Please balance your discussion of strengths with an equally detailed discussion of the key competitive challenges faced by FIS and please provide support for claims that FIS:
* has a "significant number of high-quality" applications and services;
* offers a wider range of service arrangements than your competitors;
* has "excellent" relationships with your customers; and
* provides its customers with a "compelling value proposition."

Certain Customer Information, page 97
57. Please disclose when FIS`s agreement with Wells Fargo is subject to termination.

Financial Institution Software and Services, page 97

Financial Institution Processing, page 99
58. Here and throughout your description of FIS, please provide a source and relevant time period for the rankings you rely upon.

Lender Services, page 101

Automated Process, page 102
59. On page 103, please provide more detail concerning the transfer of a title insurer to FIS by FNF and indicate what portion of FIS`s title agency business may not be done through FNF`s title insurers.

Technology, page 107
60. In addition to efforts related to FIS`s bank and mortgage processing software, please indicate the total amounts invested by FIS in research and development in recent periods.

Intellectual Property, page 108
61. Please discuss specific intellectual property rights that FIS may possess, including the nature and duration of such rights, where material to your business.

Legal Proceedings, page 110
62. Please delete disclosure regarding your belief as to the merit of the claims filed against FIS. This is a legal conclusion that FIS is not qualified to make.

Certain Relationships and Related Transactions with FNF, page 113

Starter Repository and Back Plant Access Agreements, page 115
63. Please discuss briefly how these agreements were priced and how much FIS paid FNF under them in recent periods.

License and Service Agreements, page 116
64. Please discuss briefly how these agreements were priced and how much revenue and expenses were recognized by FIS under them in recent periods.

Real Estate Information, page 120
65. Please be more specific about the nature of the agreements-whether or not they are continuing in nature and how pricing is determined.

FIS Management`s Discussion and Analysis of Financial Condition and..., page 126

Related Party Transactions, page 128
66. With respect to the Lender Services segment, please explain how the revenue numbers cited here comport with the commissions cited on page 120, in the description of the agency agreements.
67. With respect to the agreements relating to title plant assets, please indicate expenses allocable to FIS`s maintenance of this information on behalf of Fnf. Also, please explain how the royalty figures cited here comport with the figures cited on page 121, in your discussion of the title information agreements.
68. With respect to the $43.7 million in expenses incurred in 2004 under "various" agreements, please be more specific as to the sources. Also, please be sure to discuss, where relevant, FIS`s property and equipment leases and disclose the costs allocable in recent periods to its joint development activities.

Critical Accounting Policies, page 132
69. Please add a section discussing your treatment of gains and losses related to the value of hedging instruments.

Goodwill and Other Intangible Assets, page 134
70. On page 135, please explain the area in which the carrying value of customer relationships was written off.

Comparisons of Years Ended December 31, 2004, 2003, and 2002, page
136

Research and Development Costs, page 138
71. Please disclose costs in 2002. Also, please discuss whether you expect these costs to continue to rise following the merger.

Segment Results of Operations, page 139

Default Management Services, page 141
72. Please identify the lines of business, within default management services, that have lower margins and explain why you believe revenue associated with these lines increased in 2004. Also, please identify the higher-margin lines and explain why you believe revenue associated with these lines did not grow as quickly.

Comparisons of Six Months ended June 30, 2005 and 2004, page 143

Segment Results of Operations, page 144

Financial Institution Software and Services, page 144
73. We note from page 97 that, on an annualized basis, 2005 revenue from financial institution processing appears to be growing over 2004, while revenue from mortgage loan processing appears to be level. Please discuss these trends and your expectations going forward in light of the business trends identified on page 130.

Lender Services, page 140
74. In light of rising interest rates, please discuss your expectations for this segment going forward.

Default Management Services, page 146
75. We note from page 103 that, on an annualized basis, 2005 revenue from default management services appears to be decreasing from 2004.
Please discuss this trend in light of your belief that defaults will pick up as interest rates rise.

Information Services, page 147
76. We note that the increase in revenue was attributable to increased market share in a strong real estate cycle. Please discuss your expectations going forward in light of your belief that real estate financings may slow down as interest rates rise. Also, please explain the significant increase in your gross profit margin from the first six months of 2004.

Liquidity and Capital Resources, page 148
77. Please explain in more detail the basis for your belief that you will be able to satisfy your cash needs over the next year based on internally generated funds. Your analysis should begin with you pro forma cash position following the close of the transaction and issuance of the special dividend.
78. Please discuss any credit concentration or key commitments, including your obligations to Covansys, that could impact your liquidity.

Financing, page 148
79. Please discuss the financial covenants associated with FIS`s loans in more detail. Also, on page 149, please quantify annual payments on the fixed portion of FIS`s debt.

Pro-forma Combined Statement of Continuing Operations, page 155

80. Please revise to present historical basic and diluted per share data based on continuing operations on the face of the pro forma statement of operations. Also, please revise to present the number of shares used to compute per share data for the historical operations of Certegy and FIS.

Amended and Restated Certegy Inc. Stock Incentive Plan, page 162
81. Please tell us when you intend register rights and shares underlying rights to be issued pursuant to this plan or tell us the exemption from registration upon which you intend to rely. Refer to instruction 5 to Item 10 of Schedule 14A.

Eligibility, page 163
82. Please indicate the approximate number of potential recipients in each class. Refer to Item 10(a)(1) of Schedule 14A.

Stock Incentive Plan Awards, page 166
83. On page 167, please disclose the market value of the grants to Mr. Kennedy and Mr. Carbiener. Refer to Item 10(b)(2)(i)D) of
Schedule 14A.

Compensation Committee Report on Executive Compensation, page 184 Incentive Compensation, page 185
84. Please disclose how many companies are contained in your surveyed peer group. Also, please discuss why you focus on revenue and earnings per share as opposed to other possible measures of performance, such as growth in your share price. Finally, please discuss adjustments, if any, for items that could effect revenue and per share earnings, such as acquisitions, asset sales and share buybacks.
85. Where relevant, please discuss consideration by the compensation committee of the overall cost of the incentive program relative to corporate earnings (in other words, how much you would expect incentives to reduce earnings, assuming all goals are met).
86. Please disclose whether bonuses based on earnings per share and revenue may be based or have in fact been issued on performance that fails to exceed the prior year`s performance. Also, please disclose whether the board reserves or has in fact exercised discretion to issue bonuses based on performance that failed to meet internal goals.

Long-Term Incentive Compensation, page 185
87. Please explain how you arrived at the 10% target for earnings per share growth.

Chief Executive Officer Compensation, page 186
88. Please revise to include more specific disclosure of the relationship between the compensation paid to Mr. Kennedy and your performance in the last fiscal year. Refer to Item 402(k)(2) of Regulation S-K. It is not sufficient merely to state that Mr. Kennedy received a bonus because he-like all other executives-satisfied his performance goals.

Where You Can Find More Information, page 190
89. Please make it clear that copies of documents incorporated by reference will be delivered via first class mail or other equally prompt means and that the documents will be sent within one business day of the receipt of a request by you. Refer to Note D.2 of
Schedule 14A.

Financial Statements of Fidelity National Information Services,
Inc.,
page F-1

90. Please include consents from the independent accountants related to financial statements filed concurrently with and incorporated by reference in your next amendment.

FNIS Combined Statements of Earnings, page F-20

91. It appears that the gain on sale of issuance of subsidiary stock recognized in 2002 occurred right before the Company`s purchase of the minority interest in FNIS. Tell us what consideration you gave to the interpretive guidance of SAB Topic 5H which indicates that gain recognition is not "an available alternative in cases where the equity transaction of the subsidiary is part of a broader corporate reorganization contemplated or planned by the Company."

92. Please present earnings per share for all periods for which an income statement or summary of earnings is presented. Refer to paragraph 38 of SFAS 128.

 (3) Investment in Covansys Corporation, page F-37

93. Please tell us how you determined that the warrants should be accounted for under SFAS 115 subsequent to March 24, 2005. Please provide any relevant information about the warrants, and refer to the literature you used to determine your accounting for these warrants.

(10) Commitments and Contingencies, page F-42

Escrow Arrangements, page F-43

94. Please tell us how you have determined that these deposits do not need to be recorded on your balance sheet. Refer to the literature you used to determine your accounting for these deposits. Provide us with details of the economic benefits you receive through favorable borrowing and vendor arrangements with various banks.

Form 10-K Filed on March 11, 2005

Item 1. Business, page 3
95. In future filings, please:
* Disclose the revenues from external customers, a measure of profit and loss and total assets for each of your segments, or provide an appropriate cross reference, as required by Item 101(b) of Regulation
S-K;
* discuss in more detail your intellectual property rights, including the duration and the nature of your use of any key rights, including those associated with Ronald A. Katz. Refer to Item 101(c)(1)(iv);
* discuss in more detail your research and development activities, including any material amounts spent in the last three fiscal years.
Refer to Item 101(c)(1)(xi); and
* disclose the financial information about geographic areas required by Item 101(d), as applicable.
Certain Factors Affecting Forward-Looking Statements, page 9
96. In future filings, please discuss risk related to specific regulations (both domestic and international) to which you are subject; risk related to the loss of key personnel; risk related to your reliance on third party providers of key processes on which you or your customers rely; and risk related to increases in bank interchange fees, to the extent relevant.

We rely heavily on a small number of specific..., page 9
97. In future filings, please identify specific companies upon which you rely for a material portion of your revenues.

Our revenues from the sale of services to VISA..., page 10
98. In future filings, identify your sponsor and discuss risk related to termination of sponsorship.

We may be liable for violating the intellectual property..., page
12
99. In future filings, omit mitigating language from this risk factor, including your belief as to whether you are violating the intellectual property rights of third parties. Instead, discuss in more detail the risk to your business related to the lawsuit, including the nature of the intellectual property at issue.

Completing and integrating acquisitions..., page 14
100. In future filings, please discuss this risk in more detail.
Item 3. Legal Proceedings, page 15
101. In future filings, please discuss the ramifications of this lawsuit in more detail, including what intellectual property the suit implicates, how you use that property and what impact an injunction might have on your business. Please consider whether additional risk factor analysis may be warranted.

Item 7. Management`s Discussion and Analysis..., page 18
102. In future filings, please:

* discuss in greater detail the impact on revenue attributable to new acquisitions and internal growth of existing services;

* where you attribute changes in revenue and expenses to various factors, such as growth in demand for your services or a decline in your software-related revenue or loss of key customers or downsizing, please explain the underlying reasons for these changes;

* discuss categories of and changes in your accounts receivable and recoverable assets; and

* provide, in your analysis of liquidity, your belief as to whether you have sufficient cash available for the next 12 months and, if so, the basis for this belief and a discussion of anticipated cash needs.

Note 2 - Significant Accounting Policies, page 45

Revenue recognition, page 45

103. Please tell us how you determined that you should recognize revenues from interchange fees on a gross basis. Tell us how you have analyzed your recognition of these revenues under EITF 99-19.

Goodwill, page 50

104. Please tell us why you have included foreign currency translation as part of your roll forward of your goodwill balance.

      As appropriate, please amend your registration statement and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filing;
* staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Eric McPhee at 202-551-3693 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.

Sincerely,



Elaine Wolff
Branch Chief





cc:	Larry Ledbetter (via facsimile, 404-815-6555)

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Lee A. Kennedy
Certegy, Inc.
November 10, 2005
Page 1